Tradings.Net, Inc.
1350 Broadway, Suite 1004
New York, NY 10018

March 25, 2008

VIA TELECOPY (202.772.9206)

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Janice McGuirk – Mail Stop 3561
        Division of Corporation Finance
        Office of Emerging Growth Companies

Re:        Tradings.Net, Inc.  (the "Company")
           Offering Statement on Form 1-A
           Filed: May 3, 2007 and most recently amended February 26, 2008
           File No.  24-10180

Ladies and Gentlemen:

The Company previously filed the referenced Offering Statement on Form 1-A and hereby requests that the Form 1-A be qualified as of March 25, 2008. No securities have been offered or sold pursuant to this Offering Statement as of the qualification date requested.

If you have any questions concerning this matter, please contact Andrea Cataneo, Esq., of Sichenzia Ross Friedman Ference LLP, the Company's attorneys, at (212) 930-9700.

Thank you for your assistance in this matter.

Tradings.Net, Inc.

By:    /s/ Daniel Yakoel
       Daniel Yakoel
       President